SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated: April 17, 2007

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                   No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                   No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No    X

    Second Supplemental Indenture

Dated as of March 8, 2007, in connection with its previously announced acquisition of Kleimar N.V., Navios entered into a Second Supplemental Indenture, in order to add Kleimar, an indirect subsidiary of Navios as a result of the acquisition, as a guarantor to its Indenture dated December 18, 2006 providing for the issuance of its 9½% Senior Notes due 2014. A copy of the Second Supplemental Indenture is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.

    Three New Time Charters

On April 17, 2007, Navios issued a press release announcing it has secured three new favorable time charters for two of its super handymax vessels, the Navios Herakles and the Navios Arc, and for one of its panamax vessels, the Navios Titan. A copy of the press release is furnished as Exhibit 99.2 to this Report and is incorporated herein by reference.

This information contained in this Report is hereby incorporated by reference into the Navios Registration Statements on Form F-3, File Nos. 333-136936, 333-129382 and 333-141872.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By: /s/ Angeliki Frangou Angeliki Frangou Chief Executive Officer Date: April 18, 2007

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Second Supplemental Indenture, dated March 8, 2007.